UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASCENT SOLAR TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043635408

(CUSIP Number)

May 15, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person BayBridge Capital Fund, LP IRS Identification No. of Above Person (Entities Only) 82-1043387

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,892,310,984* (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,892,310,984* (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,892,310,984* (See Item 4)

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9: 9.96% (See Item 4)

12.	Type of Reporting Person PN

Item 1
	(a)	Name of Issuer: Ascent Solar Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 12300 Grant Street Thornton, Colorado 80241

Item 2
	(a)	Name of Person Filing: BayBridge Capital Fund, LP
	(b)	Address of Principal Business Office, or, if none, Residence: The registered address is: 16192 Coastal Highway Lewes, Delaware 19958
	(c)	Citizenship: BayBridge Capital Fund, LP is a limited partnership organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 043635408

Item 3:	If this statement if filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	a.	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	b.	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	c.	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	d.	☐	Investment company registered under Section 8 of the Investment Company Act.
	e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	h.	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	i.	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See item 9 of cover page.
	(b)	Percent of class: See item 11 of cover page.
	(c)	Number of shares as to which such person has: See item 5 of cover page.
		(i)	Sole power to vote or to direct the vote: See item 5 of cover page.
		(ii)	Shared power to vote or to direct the vote: See item 6 of cover page.
		(iii)	Sole power to dispose or to direct the disposition of: See item 7 of cover page.
		(iv)	Shared power to dispose or to direct the disposition of: See item 8 of cover page.

See items 5-8 of cover page.

On May 10, 2018, BayBridge Capital Fund, LP acquired 1,890,176,471 shares of the Issuer’s Common Stock pursuant to that certain Convertible Promissory Notes dated December 6, 2017 whereby BayBridge Capital Fund, LP exchanged all its ownership of the Issuer’s Series J Preferred Stock.

Accordingly, BayBridge Capital Fund, LP has beneficial ownership of 1,892,310,984 shares of the Issuer’s Common Stock.  Such shares would result in beneficial ownership of 9.96% ownership of the Issuer’s Common Stock, based on (a) 18,994,480,144 shares of Common Stock outstanding as of May 11, 2018, and (b) all common shares beneficially owned by BayBridge Capital Fund, LP which is inclusive of: (i) the shares acquired, plus (ii) all of the common stock owned at the time of the conversion.

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:   ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8:	Identification and Classification of Members of the Group.
Not Applicable.

Item 9:	Notice of Dissolution of Group.
Not Applicable.

Item 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2018	BayBridge Capital Fund, LP

	By:	/s/ David Price
Names: David Price, Esq.
Its: Authorized Signatory

5